

Mail Stop 3628

November 14, 2008

**By Facsimile (213.892.4733) and U.S. Mail**

Kenneth Baronsky, Esq.
Milbank, Tweed, Hadley & McCloy LLP
S. Figueroa Street, 30th Floor
Los Angeles, California 90017

**Re:     Grubb & Ellis Company**
**Revised Preliminary Proxy Statement on Schedule 14A**
**Filed on November 12, 2008 by Anthony W. Thompson**
**File No. 001-08122**

Dear Mr. Baronsky:

We have reviewed the above filing and have the following comments.  Where indicated, we think you should revise the filing in response to these comments.  If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure.  After reviewing this information, we may or may not raise additional comments.  All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Can I change my vote?, page 7

1.      Revise this section to clarify that a later-dated white card submitted to the Company would also revoke a prior proxy granted to Mr. Thompson.  Provide similar disclosure under "Revocation of Proxies" on page 21.

Background of the Solicitation, page 9

2.      We note your response to our prior comment 6.  Please revise your disclosure to provide greater detail regarding the circumstances under which Mr. Thompson left the Company.


Certain Litigation Matters, page A-4

3.      We refer you to the last sentence of this section.  It is our understanding that Mr. Thompson's claims against Ms. Biller may have been resolved.  To the extent applicable, please update this disclosure accordingly.


Closing Comments

        Please amend the proxy statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions